December 19, 2003

Dear Shareholders:

I am pleased to inform you that Right Management Consultants, Inc. has entered into an agreement and plan of merger with Manpower Inc. and its wholly owned subsidiary pursuant to which Right will be acquired by Manpower. Pursuant to the agreement, Manpower, through its wholly owned subsidiary, Hoosier Acquisition Corp., today commenced an offer to exchange a fraction of a share of Manpower common stock for each outstanding share of Right common stock. This fraction will be determined on the date Manpower initially accepts shares of Right common stock for exchange pursuant to the offer, and will be based on the average of the average daily high and low sale price per share of Manpower common stock on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding such initial acceptance date. This average price is referred to as the “Manpower average trading price.” If the Manpower average trading price is:

•	between $41.69 per share and $50.96 per share, you will receive a fraction of a Manpower share equal to $18.75 divided by the Manpower average trading price for each Right share you own;

•	greater than $50.96 per share, you will receive 0.3680 of a Manpower share for each Right share you own;

•	less than $41.69 per share but not less than $37.80 per share, you will receive 0.4497 of a Manpower share for each Right share you own; or

•	less than $37.80 per share, Manpower has the option, but not the obligation, to issue a fraction of a Manpower share equal to $17.00 divided by the Manpower average trading price for each Right share you own, provided that if Manpower chooses not to exercise this option, Right has the right to terminate the merger agreement.

The completion of the exchange offer is subject to, among other things, Right’s shareholders validly tendering (and not withdrawing prior to the expiration of the exchange offer) a number of shares of Right’s common stock at least equal to a majority of the outstanding shares of Right common stock (including, for purposes of this calculation, a number of shares subject to outstanding Right stock options determined by Manpower).

Your board of directors, based in part upon the unanimous recommendation of the special committee of the board, has unanimously approved the merger agreement and the transactions contemplated thereby, including the exchange offer and merger, and has determined that the transactions are advisable, fair to and in the best interests of Right. Your board unanimously recommends that you accept the exchange offer and tender your shares of Right common stock pursuant to the exchange offer.

Enclosed with this letter is a copy of Right’s Solicitation/Recommendation Statement, as filed with the Securities and Exchange Commission on December 19, 2003, which contains additional information relating to the exchange offer and the merger, including a description of the reasons for your board of directors’ conclusions described in the preceding paragraph. Also enclosed is Manpower’s preliminary prospectus, dated December 19, 2003, together with related materials to be used for tendering your shares of Right common stock, including a letter of transmittal. These documents set forth the terms and conditions of the exchange offer and the merger and include additional information about how to tender your shares. I urge you to read these materials carefully. If you need assistance in tendering your shares, please contact Mellon Investor Services LLC at the address or telephone number appearing on the back cover page of Manpower’s prospectus.

On behalf of the board of directors and management of Right, we thank you for your support.

Sincerely,

Richard J. Pinola

Chairman of the Board and Chief Executive Officer